October 25, 2006

Mail Stop 4561

Leo F. Wells, III
General Partner
Wells Real Estate Funds
6200 The Corners Parkway, Suite 250
Norcross, Georgia  30092

Re:	Wells Real Estate Fund VI, L.P. (Registration No. 0-23656)
Wells Real Estate Fund VII, L.P. (Registration No. 0-25606)
Wells Real Estate Fund VIII, L.P. (Registration No. 0-27888)
      Preliminary Proxy Statements on Schedule 14A
      Filed on October 5, 2006

Dear Mr. Wells:

      We have limited our review of your filings to the issues addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation of why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a detailed analysis of why the proposed transactions are not Rule 13e-3 transactions as defined in Rule
13e-
3(a)(3) of the Exchange Act.

2. Please disclose the amount of proceeds expected to be distributed to the limited partners upon consummation of the transactions described in the preliminary proxy statements.

Benefits to the General Partners of Approval By the Limited
Partners
of Both Proposals, page 6

3. Please expand your discussion under this heading to include a discussion of the potential for appreciation in the outparcels as a result of the construction commenced by the North Carolina
Department
of Transportation in August 2006 and the announcement of Lat
Purser`s
intentions to expand Tanglewood Commons.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each registrant acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Michael McTiernan at
(202) 551-3852 or me at (202) 551-3780.


      Sincerely,



Karen J. Garnett
Assistant Director
Leo F. Wells, III
Wells Real Estate Funds
October 25, 2006
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